LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER WRITER’S EMAIL
(202) 274-2009 mlevy@luselaw.com

September 15, 2011

Via Edgar and Hand Delivery

Michael Seaman, Esq.
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:           Provident Financial Services, Inc.
 Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010
 Filed March 1, 2011
 File No. 001-31566

Dear Mr. Seaman:

On behalf of Provident Financial Services, Inc. (the “Company”), we are providing responses to the Staff's letter dated August 31, 2011.  The Company’s responses below are keyed to the Staff’s comment letter.

Item 11.  Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

1.           We note your response to prior comment two in our letter dated June 21, 2011 and do not agree with your position that the performance targets are not material.  In addition, we are not persuaded that disclosure of the targets would cause competitive harm.  Please include a revised Item 11 in your amended Form 10-K that discloses the targets.

Our proxy statement dated March 11, 2011 is incorporated by reference into Item 11 of our Form 10-K filed with the SEC on March 15, 2011.  Accordingly, we propose to amend Item 11 in that Form 10-K, by amending the third paragraph of the description of “Long-Term Equity Incentives” on page 23 of our proxy statement dated March 11, 2011.  As amended, that paragraph will read as follows (new language is in bold):

Michael Seaman, Esq.
U.S. Securities and Exchange Commission
September 15, 2011

The Compensation Committee determined that for equity grants made in 2010 under the Long-Term Equity Plan to all named executive officers other than the Chief Executive Officer, 75% of equity grants would be subject to performance-vesting, and 25% would be time-vesting over three years; and for the Chief Executive Officer, 100% of equity grants would be subject to performance-vesting.  Such performance-vesting would be measured at the end of the three-year period based upon metrics approved by the Compensation Committee at the time of the equity grant.  Currently the performance metrics include projections of compounded annual growth in earnings per share over a three-year period and a comparison of total stockholder return to the peer group over a three-year period.  For the performance-vesting grants made in 2010 which vest in 2012, the two performance metrics at target (weighted 50% each) are compounded annual growth of eight percent in earnings per share from the base year of 2009 (or $0.55 per share) and achievement of total shareholder return versus peers greater than fifty percent of the peers. For the performance-vesting grants made in 2011 which vest in 2013, the two performance metrics at target (weighted 50% each) are compounded annual growth of eight percent in earnings per share from the base year of 2010 (or $0.90 per share) and achievement of total shareholder return versus peers greater than fifty percent of the peers. The performance-based grants vest at the end of three years if the pre-established performance level is met. These performance metrics are designed to encourage conduct that drives long-term strategic decisions suited to maximizing stockholder value.

2010-2012 Performance Matrix
Earnings Per Share Growth

2009 Actual	$.55	$.55	$.55	$.55
	Threshold	Target	Target +	Maximum
Compounded Annual Growth Rate	6.00%	8.00%	12.00%	16.00%
Cumulative 3 yr. EPS Required	$1.86	$1.93	$2.08	$2.24

Total Shareholder Return versus Peer Group

Threshold	Target	Target +	Maximum
>40% of peers	>50% of peers	>67.5 of peers	>85% of peers

Michael Seaman, Esq.
U.S. Securities and Exchange Commission
September 15, 2011

2011-2013 Performance Matrix
Earnings Per Share Growth

2010 Actual*	$.90	$.90	$.90	$.90
	Threshold	Target	Target +	Maximum
Compounded Annual Growth Rate	6.00%	8.00%	12.00%	16.00%
Cumulative 3 yr. EPS Required	$3.04	$3.16	$3.40	$3.66
*Excludes certain impairment charges

Total Shareholder Return versus Peer Group

Threshold	Target	Target +	Maximum
>40% of peers	>50% of peers	>67.5 of peers	>85% of peers

2.           We note the description of the 2010 Cash Incentive Compensation Plan you provided in response to prior comment three in our letter dated June 21, 2011.  We believe that the Corporate Targets you established are material terms that should be included in the description.  Please include them in the description when you file your amended Form 10-K.  In addition, we note that your board of directors has approved the 2011 Cash Incentive Compensation Plan.  Please file the plan, or if it is not a written document, a description of it, as an exhibit to your next periodic report and confirm that you will include it in the exhibit index of your next Form 10-K.

The Corporate Targets used in the 2010 Annual Incentive Plan are disclosed in the written description of that plan which was provided in Item 3 of our letter dated July 6, 2011 and are set forth on pages 21 and 22 of our proxy statement dated March 15, 2011.  Specifically, the second paragraph of the description in our letter dated July 6, 2011 states the Corporate Targets that apply to senior executives and the third paragraph of that description states the Corporate Targets that apply to other officers and employees who are eligible to participate in that plan.  For convenience of reference, we are copying those paragraphs below.  These are the only “Corporate Targets” used under the 2010 Annual Incentive Plan.

For senior executive officers (including the Chief Executive Officer and the Chief Financial Officer), 100% of the incentive payment that may be made under the Plan will be based on the Company's 2010 performance using the following Corporate Targets  that relate to the  Company's  business plan and strategic objectives: (i) net income  (weighted 20%); (ii) efficiency ratio (weighted 10%); (iii) net interest margin (weighted 5%); (iv) core deposits as a percentage  of total deposits  (weighted 10%); (v) total loans, net of the provision for loan losses (weighted 10%); (vi) non-performing assets as a percentage of average assets compared to peers  (weighted  10%); (vii) services per household (weighted 5%); (viii) return on average assets  (weighted  10%); (ix) Tier 1 risk-based  capital  (weighted 5%); (x) EPS growth  compared to peer group median (weighted 10%); and (xi) evaluation of audit and compliance  issues (weighted 5%).

Michael Seaman, Esq.
U.S. Securities and Exchange Commission
September 15, 2011

For other officers and employees  eligible to  participate  in the Plan, a portion of the  incentive  payment that may be made under the Plan will be based on the Company's 2010 performance  using the following Corporate  Targets:  (i) earnings per share (weighted  50%); (ii) efficiency  ratio (weighted 25%); and (iii) return on average assets (weighted  25%).  A portion of the incentive payment will also be based on individual performance against personal goals and objectives, and may be paid whether or not Corporate Targets have been met.

As noted, the board of directors has approved the 2011 Cash Incentive Compensation Plan.  That plan is not a written document.  We intend to file a description of the plan as an exhibit to our next periodic report and we will include it in the exhibit index of our next Form 10-K.  For the 2011 Cash Incentive Plan, the performance targets for senior executive officers and for other officers and employees eligible to participate in the Plan are as follows:

2011 Metrics

Measure	Weighting	Threshold (95%)	Target (100%)*	Maximum (115%)
Net Income	25%	$54.5MM	$57.4MM	$66.0MM
Efficiency Ratio	10%	57.4%	56.5%	54.0%
Net Interest Margin	5%	3.40%	3.46%	3.64%
Core Deposits as a % Total Deposits versus Peer Median	10%	Better than 38%	50% or Better	Better than 83%
Loans (net of ALLL)	10%	$4.44B	$4.55B	$4.88B
NPAs/Average Assets versus Peer Median	10%	Better than 38%	50% or Better	Better than 83%
Return on Average Assets	15%	0.79%	0.83%	0.96%
Return on Average Equity	5%	5.79%	6.09%	7.00%
EPS Growth versus Peer Median	10%	Better than 38%	50% or Better	Better than 83%

* Results above Threshold may be prorated.  For example, results achieved at 110% would be paid above Target but below Maximum.

2011 Metrics for All Other Eligible Employees

Metric	Weighting	Threshold (95%)	Target (100%)	Max (115%)
EPS	25%	$0.96	$1.01	$1.16
Net Income	25%	$54.5MM	$57.4MM	$66.0MM
Efficiency Ratio	25%	57.4%	56.5%	54.0%
Return on Average Assets	25%	0.79%	0.83%	0.96%

Michael Seaman, Esq.
U.S. Securities and Exchange Commission
September 15, 2011

*  *  *  *

The Company duly acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the Staff’s comments.  We request that any questions with regard to the foregoing be directed to the undersigned at 202-274-2009.

Very truly yours,

/s/ Marc Levy

Marc Levy

cc:           John F. Kuntz, Esq.
Thomas M. Lyons